Chancellor Group, Inc.
216 South Price Road
Pampa, TX 79065

January 7, 2011

Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
100 F. Street
Washington, D.C. 20549

Re: Larry O'Donnell, CPA, P.C. Audit Opinion

Dear Mr. Skinner:

We are writing in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that were contained in your letter dated December 30, 2010 (the "Comment Letter"). For your convenience, relevant portions of the Comment Letter have been reproduced below, in bold typeface, followed by the Company's response.

We note that your December 31, 2009 financial statements were audited by Larry O'Donnell, CPA, P.C. Effective December 14, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Larry_O_Donnell.pdf.

As Larry O'Donnell, CPA, P.C. is no longer registered with PCAOB, you may not include its audit reports in your filings with the Commission. If Larry O'Donnell, CPA, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

The Company will engage a PCAOB registered accounting firm to re-audit the Company's financial statements for its fiscal year ended December 31, 2009. The Company's financial statements for its two fiscal years ended December 31, 2010 will be included in the Company's Annual Report on Form 10-K for 2010.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Larry O'Donnell, CPA, P.C. We believe the revocation of the accountant's PCAOB registration would likely be information necessary to make the required statements - whether the former accountant resigned, declined to stand for re-election or was dismissed - in light of the circumstances under which they are made not misleading. Please amend the 8-K that you filed on October 27, 2010 regarding the auditor change under Item 4.01 to disclose this fact.

Concurrently with filing this response, the Company has filed an amendment to the referenced 8-K, which discloses the revocation of the registration of the Company's prior auditor.

Sincerely,

/s/ Maxwell Grant
Maxwell Grant,
Chief Executive Officer